EXHIBIT 99.1

October 9, 2025

Sandstorm Gold Royalties Shareholders Approve Proposed Plan of Arrangement with Royal Gold

Vancouver, BC | Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to provide the voting results from the Company’s Special Meeting of Shareholders (the “Meeting”) held today, October 9, 2025 in Vancouver, at which 58% of the Company’s issued common shares (“Shares”), as of the record date for the Meeting, were represented. The Company’s shareholders have approved, by Special Resolution, the Company’s plan of arrangement (the “Arrangement”) with Royal Gold, Inc. (“Royal Gold”), whereby Royal Gold will indirectly acquire all of the issued and outstanding Shares.

The Arrangement was approved by (i) 98.68% of the votes cast by all shareholders present in person or represented by proxy and entitled to vote at the Meeting, and (ii) 98.66 % of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by persons required to be excluded under the Canadian Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. The Report on Voting Results for the Meeting will be available under the Company’s SEDAR+ profile at www.sedarplus.ca, and on Edgar Next at www.sec.gov.

Royal Gold announced that its stockholders approved the issuance of shares of Royal Gold common stock in connection with the previously announced acquisition of Sandstorm, with approximately 99% of the votes cast at the Royal Gold meeting in favor.

The closing of the transaction is anticipated to occur on October 20, 2025, subject to the satisfaction or waiver of the remaining customary closing conditions, including receipt of the approval of the Supreme Court of British Columbia, certain conditions to the completion of the Horizon Transaction having been satisfied or waived by Royal Gold, and the approval of the listing of shares of Royal Gold’s stock to be issued in the Arrangement on Nasdaq.

Following completion of the Arrangement, the Company expects to delist its Shares from the Toronto Stock Exchange and the New York Stock Exchange. It is anticipated that the Company will also apply to the Canadian securities regulators for the Company to cease to be a reporting issuer in the applicable jurisdictions and will deregister the Sandstorm Shares under the U.S. Securities Exchange Act of 1934, as amended.

For a more detailed description of the Arrangement, including regulatory matters and approvals, please see the Company’s Management Information Circular dated September 8, 2025 (the “Circular”), available under the Company’s profile on SEDAR+ at www.sedarplus.ca, and on Edgar Next at www.sec.gov.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson	Kim Bergen
President & CEO	VP, Capital Markets
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 230 royalties, of which 40 of the underlying mines are producing. For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the completion of the Arrangement and the timing thereof, , the receipt of required approvals for the Arrangement, the satisfaction or waiver of the remaining closing conditions of the Arrangement, the delisting of the Shares from the Toronto Stock Exchange and New York Stock Exchange following completion of the Arrangement, and the filing of the application to cease to be a reporting issuer in the applicable jurisdiction following completion of the Arrangement,. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2024 and the section entitled “Risk Factors” contained in the Circular and the Company’s annual information form dated March 31, 2025 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.